July 30, 2008

VIA U.S. MAIL
Kim Ciccarelli, Esq.
John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210

Re: John Hancock (USA) Life Insurance Company ("JH USA")
       Separate Account A
       Initial Registration Statements on Form N-6
       File Nos. 333-151630 and 811-4834

       John Hancock Life Insurance Company of New York ("JH NY")
       Separate Account B
       Initial Registration Statements on Form N-6
       File Nos. 333-151631 and 811-8329

Dear Ms. Ciccarelli:

       The staff has reviewed the above-referenced registration statements which the
Commission received on June 13, 2008. Based on your representation that the
registration statements are substantially similar to File Nos. 333-148991 and 148992 filed
on June 6, 2008, the filings received a selective review. Based on this review, we have
the following comments on the filings. Page numbers refer to the marked filings and,
unless otherwise noted, the comments apply to both policies.

1. Cover Page, page 1

    Please confirm that the contract name on the front cover page of the prospectus will
    continue to be the same as the Edgar class/series identifier associated with the
    contract.

2. Optional supplementary benefit riders - JH NY prospectus only, page 6

    As the policy is offered only in New York, please remove the statement that the
    availability of riders varies from state to state.

3. <u>Fee Tables - Transaction Fees</u>, page 8

    a. Please show only the Maximum premium charge for year 1 in the fee table. Variations for subsequent years may be shown in the footnotes to the table. <u>See</u> Instruction 1(f) to Item 3 of Form N-6.

    b. The first sentence of footnote (1) to the table is confusing. That is, the note states that it describes how current charges differ from those in the table, yet all the charges listed in the sentence are the same. Please advise or revise.

    c. Please change "othe" to "the" in the When Charge is Deducted column for Maximum unscheduled Supplemental Face Amount increase.

4. <u>Fee Tables - Periodic Charges Other Than Fund Operating Expenses</u>, pages 9-10

    Please disclose at the end of footnote (2) that the charges shown in the table may not be representative of the charge that a particular contract owner will pay and how a contract owner may obtain more information about the particular cost that would apply to him or her. <u>See</u> Instruction 3(b)(ii) and 3(b)(iii) to Item 3 of Form N-6.

5. <u>Portfolio Annual Expenses,</u> pages 12-15

    a. Please do not reflect the contractual waivers expiring in 5/09 in the fee tables.

    b. Please confirm that the voluntary waiver discussed in footnote (14) is not reflected in the fee table.

    c. It would seem that the agreement discussed in footnote (15) would result in a .05% fee reduction. Please advise or revise.

    d. Please disclose the duration of the agreement discussed in footnote (15).

    e. Please confirm that the waiver discussed in footnote (18) is not reflected in the table.

6. <u>Description of John Hancock USA</u>, page 27 JH USA filing only

    Please file the Guarantee Agreement with Manufacturers Life Insurance Company and Manufacturers Life Insurance Company's financial statements with the registration statement. In addition, please have Manufacturers Life Insurance Company sign the registration statement.

7. <u>Limitations on payment of death benefit,</u> page 29 JH USA filing and page 28 JH NY filing

   Please disclose how the amount payable or death benefit will be adjusted due to suicide or misstatement, respectively, in the prospectus.

8. <u>Processing Premium Payments</u>, page 33

   Please revise the disclosure to clarify that the allocation of premiums among investment accounts will comply with Rule 22c-1 of the Investment Company Act.

9. <u>Early Lapse Protection</u>, page 33

   In the third paragraph of the section, please indicate how, if at all, a change in the Early Lapse Protection Premium will affect an insured in the situations listed.

10. <u>Transfer Fee</u>, page 40

    Please change "We do not currently a fee" to "We do not currently impose a fee" (or something similar) under Transfer fee.

11. <u>Variations in policy terms</u>, page 43

    Please remove the disclosure from the JH NY filing. With respect to the JH USA filing, either describe all the "various terms and conditions" of insurance coverage which vary by state or add a statement that all material terms of the policies are disclosed in the prospectus.

12. <u>Policy Cancellation right</u>, page 44

    Please provide the authority under Federal law for retaining interest earned on premiums returned during the free-look period.

13. <u>Financial Statements, Exhibits, and Other Information</u>

    Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

14. <u>Representations</u>

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. My fax number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products